Form 12b-25

SEC 1344
(7-2000)    Persons who potentially are to respond to the collection of
Previous    information contained in this form are not required to respond
Versions    unless the form displays a currently valid OMB control number.
obsolete


                     UNITED STATES                  OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0058
                  Washington, D.C. 20549       Expires: January 31, 2002
                                                Estimated average burden
                                              hours per response. . .2.50


              NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                    CUSIP NUMBER

(Check One):  Form 10-K  Form 20-F  Form 11-K   X Form 10-Q
Form N-SAR

For Period Ended: 6/16/2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

      Read Instruction (on back page) Before Preparing Form. Please Print or
      Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Homeland Holding Corporation
______________________________________________________________________________
Full Name of Registrant

N/A
______________________________________________________________________________
Former Name if Applicable

2601 Northwest Expressway, Oil Center East, Suite 1100E
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Oklahoma City, OK 73112
______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed
 [X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonble detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The Registrant has been unable to complete the preparation of the Quarterly Report on Form 10-Q ("Quarterly Report") due to delays in assembling the information required to prepare the Quarterly Report. As disclosed in most recent filing, the Registrant has been experiencing liquidity difficulties, which were exacerbated by the cessation of an over-advance facility under its working capital and revolving credit facility on August 1, 2001. While the Registrant had been exploring options to increase liquidity, the Registrant filed a voluntary petition with the United States Bankruptcy Court for the Western District of Oklahoma on August 1, 2001, and will fail to make a required bond payment due on August 2, 2001. The efforts by the Registrant to obtain additional liquidity, as well as the efforts associated with the bankruptcy filing, have consumed scarce accounting and financial resources, causing the delay in assembling the required information.



PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Wayne S. Peterson                (405)                  879-6670
________________________   ____________________ ___________________________
      (Name)                  (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
 X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Homeland Holding Corporation
        _____________________________________________________
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 31, 2001               By /s/  Wayne S. Peterson

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (Sec232.201 or Sec232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec232.13(b) of this Chapter).



http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000